CFO CONSULTANTS, INC.

January 18, 2011

Jennifer Monick
Senior Staff Accountant
Securities and Exchange Commission
150 F. Street, NE
Washington DC 20549

Re:	CFO Consultants, Inc.
Form 10-Q/A for the period ended September 30, 2010
Filed December 21, 2010
File No. 1-34712

Dear Ms. Monick:

CFO Consultants, Inc., a Nevada corporation (the “Company”), is in receipt of the letter issued on January 13, 2011 regarding the Company’s 10-Q/A filed December 21, 2010, addressed to Mr. Ken Tsang (the “Staff’s Letter”).

We hereby provide responses to the comments. In order to facilitate your review we have responded to each of the comments set forth in the Staff’s Letter on a point-by-point basis. The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter.

Form 10-Q/A for the Quarterly Period Ended September 30, 2010

Item 1. Financial Statements

Notes to the Unaudited Financial Statements

1.	Please tell us how you determined it was appropriate to remove the footnote disclosure for the related party convertible note.

COMPANY RESPONSE: We have revised the footnote disclosure to include the related party convertible note in Amendment No. 2 to the Company’s 10-Q for the period ended September 30, 2010, which is being filed contemporaneously with this letter (the “Second Amendment”).

tem 4T. Controls and ProceduresEvaluation of Disclosure Controls and Procedures, page 9

2.	In light of the nature of your amendment to your Form 10-Q, please tell us how you were able to conclude that your disclosure controls and procedures were effective as of September 30, 2010

COMPANY RESPONSE: We have revised Item 4T in the Second Amendment to reflect that our disclosure controls and procedures were not effective as of September 30, 2010.

The Company hereby acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

COMPANY RESPONSE:

Very truly yours,

/s/ Ken Tsang
Ken Tsang
Chief Financial Officer

Cc:	Mitchell Nussbaum,
Loeb & Loeb, LLP